FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 20, 2006

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Consolidated income statement (unaudited)

	12 months

in CHF m	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Interest and dividend income	26,312	36,116	7,607	8,889	9,229	10,391	11,317
Interest expense	(18,796)	(29,198)	(5,717)	(6,794)	(7,602)	(9,085)	(9,651)

Net interest income	7,516	6,918	1,890	2,095	1,627	1,306	1,666

Commissions and fees	13,323	14,323	3,184	3,402	3,693	4,044	4,234
Trading revenues	3,671	5,638	1,671	632	2,012	1,323	3,371
Realized gains/(losses) from investment securities, net	4	(4)	11	11	11	(37)	37
Other revenues	2,519	3,614	627	1,277	780	930	1,617

Total noninterest revenues	19,517	23,571	5,493	5,322	6,496	6,260	9,259

Net revenues	27,033	30,489	7,383	7,417	8,123	7,566	10,925

Provision for credit losses	83	(144)	(34)	(30)	(46)	(34)	(61)

Compensation and benefits	11,951	13,974	3,296	3,099	3,595	3,984	4,473
Other expenses	7,632	9,259	1,720	2,945	2,036	2,558	2,165
Restructuring charges	(2)	(1)	0	0	0	(1)	0

Total operating expenses	19,581	23,232	5,016	6,044	5,631	6,541	6,638

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	7,369	7,401	2,401	1,403	2,538	1,059	4,348

Income tax expense/(benefit)	1,293	927	495	28	512	(108)	715
Minority interests, net of tax	1,080	1,948	276	692	490	490	1,291

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	4,996	4,526	1,630	683	1,536	677	2,342

Income/(loss) from discontinued operations, net of tax 1)	639	1,310	266	236	382	426	286
Extraordinary items, net of tax	0	0	0	0	0	0	(24)
Cumulative effect of accounting changes, net of tax	(7)	14	14	0	0	0	0

Net income	5,628	5,850	1,910	919	1,918	1,103	2,604

1) Income amounts presented in discontinued operations relating to Winterthur differ from those previously reported in the segment results, due to the elimination of intercompany transactions between Winterthur and Credit Suisse Group. Intercompany transactions are not eliminated for the purposes of presenting segment results, but are excluded from earnings when presented in the line item "Income/(loss) from discontinued operations, net of tax".

	12 months

	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Return on equity – Group	15.9%	15.4%	20.6%	9.8%	20.1%	11.2%	24.4%

Return on equity – Banking	17.8%	16.2%	22.9%	9.1%	22.7%	10.8%	27.4%

Basic earnings per share in CHF	4.80	5.17	1.64	0.82	1.67	0.98	2.31

Diluted earnings per share in CHF	4.75	5.02	1.63	0.79	1.63	0.95	2.21

Investment Banking income statement (unaudited)

	12 months

in CHF m	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Net interest income	4,134	3,372	1,016	1,223	712	421	748

Commissions and fees	6,171	6,709	1,327	1,566	1,832	1,984	1,942
Trading revenues and realized gains/(losses) from investment securities, net	2,872	4,931	1,484	465	1,779	1,203	2,943
Other revenues	564	535	167	163	78	127	124

Total noninterest revenues	9,607	12,175	2,978	2,194	3,689	3,314	5,009

Net revenues	13,741	15,547	3,994	3,417	4,401	3,735	5,757

Provision for credit losses	(34)	(73)	(19)	(1)	(40)	(13)	(55)

Compensation and benefits	7,765	8,621	2,135	1,977	2,373	2,136	3,080
Other expenses	3,987	5,400	946	1,999	1,129	1,326	1,168

Total operating expenses	11,752	14,021	3,081	3,976	3,502	3,462	4,248

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,023	1,599	932	(558)	939	286	1,564

Excluding minority interest revenues/expenses relating primarily to consolidated entities in which the Group does not have a significant economic interest.

Investment Banking revenue disclosure (unaudited)
	12 months

in CHF m	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Debt underwriting	1,401	1,484	271	411	408	394	456
Equity underwriting	747	931	139	186	263	343	249

Underwriting	2,148	2,415	410	597	671	737	705

Advisory and other fees	1,161	1,475	225	369	433	448	333

Total investment banking	3,309	3,890	635	966	1,104	1,185	1,038

Fixed income	6,191	7,004	2,116	1,353	1,969	1,566	2,767
Equity	3,795	4,340	1,066	912	1,341	1,021	2,077

Total trading	9,986	11,344	3,182	2,265	3,310	2,587	4,844

Other (including loan portfolio)	446	313	177	186	(13)	(37)	(125)

Net revenues	13,741	15,547	3,994	3,417	4,401	3,735	5,757

	12 months

	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Cost/income ratio	85.5%	90.2%	77.1%	116.4%	79.6%	92.7%	73.8%

Pre-tax income margin	14.7%	10.3%	23.3%	(16.3%)	21.3%	7.7%	27.2%

Compensation/revenue ratio	56.5%	55.5%	53.5%	57.9%	53.9%	57.2%	53.5%

Average economic risk capital, in CHF m	10,922	13,246	11,221	12,708	14,229	15,109	15,871

Pre-tax return on average economic risk capital 1)	20.9%	14.7%	35.8%	(15.2%)	28.9%	10.3%	42.0%

1) Calculated using a return excluding funding costs for allocated goodwill.

Private Banking income statement (unaudited)

	12 months

in CHF m	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Net interest income	3,651	3,716	922	924	946	924	966

Commissions and fees	5,434	5,812	1,403	1,364	1,510	1,535	1,807
Trading revenues and realized gains/(losses) from investment securities, net	629	793	167	168	222	236	303
Other revenues	238	174	47	68	38	21	34

Total noninterest revenues	6,301	6,779	1,617	1,600	1,770	1,792	2,144

Net revenues	9,952	10,495	2,539	2,524	2,716	2,716	3,110

Provision for credit losses	116	(71)	(16)	(28)	(6)	(21)	(8)

Compensation and benefits	3,155	3,588	906	876	918	888	1,071
Other expenses	2,966	3,012	675	747	767	823	739
Restructuring charges	(2)	0	0	0	0	0	0

Total operating expenses	6,119	6,600	1,581	1,623	1,685	1,711	1,810

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	3,717	3,966	974	929	1,037	1,026	1,308

	12 months

	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Cost/income ratio	61.5%	62.9%	62.3%	64.3%	62.0%	63.0%	58.2%

Pre-tax margin	37.3%	37.8%	38.4%	36.8%	38.2%	37.8%	42.1%

Net new assets, in CHF bn	36.8	50.4	14.1	8.6	18.8	8.9	14.8

Average economic risk capital, in CHF m	4,718	4,714	4,655	4,727	4,741	4,743	4,778
Pre-tax return on average economic risk capital 1)	79.8%	85.5%	84.8%	79.8%	88.9%	88.2%	111.1%

1) Calculated using a return excluding funding costs for allocated goodwill.

Wealth Management income statement (unaudited)
	12 months

in CHF m	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Net interest income	1,569	1,625	411	401	417	396	458

Total noninterest revenues	5,083	5,500	1,294	1,287	1,447	1,472	1,769

Net revenues	6,652	7,125	1,705	1,688	1,864	1,868	2,227

Provision for credit losses	(5)	25	3	16	4	2	0

Compensation and benefits	2,071	2,367	589	575	607	596	735
Other expenses	2,007	2,072	470	503	532	567	529
Restructuring charges	(3)	0	0	0	0	0	0

Total operating expenses	4,075	4,439	1,059	1,078	1,139	1,163	1,264

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,582	2,661	643	594	721	703	963

	12 months

	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Cost/income ratio	61.3%	62.3%	62.1%	63.9%	61.1%	62.3%	56.8%

Pre-tax income margin	38.8%	37.3%	37.7%	35.2%	38.7%	37.6%	43.2%

Net new assets, in CHF bn	31.4	42.8	11.1	8.1	16.8	6.8	14.5

Net new asset growth (rolling four quarter average)	5.8%	7.5%	5.3%	5.1%	7.4%	7.5%	7.8%

Net new asset growth	5.8%	7.5%	7.8%	5.4%	10.6%	4.0%	8.4%

Gross margin on assets under management	117.4 bp	112.6 bp	117.2 bp	110.0 bp	114.3 bp	109.4 bp	124.6 bp

of which asset-based	77.9 bp	72.6 bp	77.8 bp	70.3 bp	72.3 bp	70.3 bp	73.1 bp

of which transaction-based	39.5 bp	40.1 bp	39.4 bp	39.7 bp	41.9 bp	39.1 bp	51.5 bp

Net margin (pre-tax) on assets under management	45.6 bp	42.0 bp	44.2 bp	38.7 bp	44.2 bp	41.2 bp	53.9 bp

Corporate & Retail Banking income statement (unaudited)
	12 months

in CHF m	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Net interest income	2,082	2,092	512	523	529	528	508
Total noninterest revenues	1,217	1,278	323	313	323	319	375

Net revenues	3,299	3,370	835	836	852	847	883

Provision for credit losses	122	(96)	(19)	(44)	(10)	(23)	(8)

Compensation and benefits	1,083	1,221	318	301	311	291	336
Other expenses	959	940	205	243	235	257	210

Total operating expenses	2,042	2,161	523	544	546	548	546

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,135	1,305	331	336	316	322	345

	12 months

	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Cost/income ratio	61.9%	64.1%	62.6%	65.1%	64.1%	64.7%	61.8%

Pre-tax income margin	34.4%	38.7%	39.6%	40.2%	37.1%	38.0%	39.1%

Net new assets, in CHF bn	5.4	7.6	3.0	0.5	2.0	2.1	0.3

Average economic risk capital, in CHF m	3,271	3,122	3,168	3,161	3,167	3,041	2,858
Pre-tax return on average economic risk capital 1)	34.8%	41.9%	41.8%	42.6%	40.0%	42.4%	48.4%

1) Calculated using a return excluding funding costs for allocated goodwill.

Asset Management income statement (unaudited)

	12 months

in CHF m	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Net interest income	(53)	(68)	(13)	(14)	(19)	(22)	(19)

Commissions and fees	2,020	2,076	524	498	515	539	561
Trading revenues and realized gains/(losses) from investment securities, net	45	41	7	16	8	10	(11)
Other revenues	536	752	96	282	144	230	225

Total noninterest revenues	2,601	2,869	627	796	667	779	775

Net revenues	2,548	2,801	614	782	648	757	756

Provision for credit losses	0	0	0	0	0	0	2

Compensation and benefits	948	947	225	217	253	252	261
Other expenses	784	848	181	208	195	264	259
of which commission expenses	308	295	63	79	67	86	84

Total operating expenses	1,732	1,795	406	425	448	516	520

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	816	1,006	208	357	200	241	234

Excluding minority interest revenues/expenses relating primarily to consolidated entities in which the Group does not have a significant economic interest.

Asset Management revenue disclosure (unaudited)

	12 months

in CHF m	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Asset management revenues	1,772	1,909	472	476	459	502	494
Private equity commissions and fees	256	194	57	40	50	47	56

Net revenues before private equity gains	2,028	2,103	529	516	509	549	550

Private equity gains	520	698	85	266	139	208	206

Net revenues	2,548	2,801	614	782	648	757	756

	12 months

	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Cost/income ratio	68.0%	64.1%	66.1%	54.3%	69.1%	68.2%	68.8%

Pre-tax income margin	32.0%	35.9%	33.9%	45.7%	30.9%	31.8%	31.0%

Net new assets	0.7	19.6	3.9	11.4	5.1	(0.8)	17.0

of which private equity	(9.1)	4.6	0.1	1.7	1.5	1.3	2.4

of which advisory assets	12.9	5.3	1.1	0.0	1.0	3.2	1.0

Gross margin on assets under management	54.6 bp	54.5 bp	52.1 bp	62.8 bp	49.4 bp	54.0 bp	49.8 bp
Net margin (pre-tax) on average assets under management	17.5 bp	19.6 bp	17.6 bp	28.7 bp	15.3 bp	17.2 bp	15.4 bp

Average economic risk capital, in CHF m	961	1,118	939	1,046	1,191	1,311	1,345
Pre-tax return on average economic risk capital 1)	92.1%	98.0%	97.1%	143.7%	75.2%	82.1%	77.7%

1) Calculated using a return excluding funding costs for allocated goodwill.

Corporate Center income statement (unaudited)

	12 months

in CHF m	2004	2005	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Net revenues	792	1,646	236	694	358	358	1,302

Provision for credit losses	1	0	1	(1)	0	0	0

Compensation and benefits	83	818	30	29	51	708	61
Other expenses	(105)	(1)	(82)	(9)	(55)	145	(1)
Restructuring charges	0	(1)	0	0	0	(1)	0

Total operating expenses	(22)	816	(52)	20	(4)	852	60

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	813	830	287	675	362	(494)	1,242

Assets under management

in CHF bn	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06

Investment Banking	15.2	16.1	14.2	14.4	14.5	14.3
Private Banking	691.5	724.5	763.7	812.6	837.6	882.7
Wealth Management	567.8	596.1	631.7	673.3	693.3	733.7
Corporate & Retail Banking	123.7	128.4	132.0	139.3	144.3	149.0
Asset Management	462.5	480.6	515.4	533.3	589.4	619.6

Less assets managed on behalf of other segments	(86.0)	(91.6)	(99.2)	(105.7)	(107.6)	(120.0)

Credit Suisse Group	1,083.2	1,129.6	1,194.1	1,254.6	1,333.9	1,396.6

of which discretionary	458.3	478.7	515.3	534.9	592.1	616.0
of which advisory	624.9	650.9	678.8	719.7	741.8	780.6

Net new assets

in CHF bn	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006

Investment Banking	0.2	(0.5)	(1.5)	0.0	0.0	0.2
Private Banking	7.0	14.1	8.6	18.8	8.9	14.9
Wealth Management	6.3	11.1	8.1	16.8	6.8	14.6
Corporate & Retail Banking	0.7	3.0	0.5	2.0	2.1	0.3
Asset Management	(3.1)	3.9	11.4	5.1	(0.8)	17.0

Less net new assets managed on behalf of other segments	0.3	(4.7)	(2.6)	(5.2)	(0.1)	(4.6)

Credit Suisse Group	4.4	12.8	15.9	18.7	8.0	27.5

Client assets

in CHF bn	31.12.04	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06

Investment Banking	95.1	104.5	112.6	108.3	69.6	73.6
Private Banking	780.0	814.8	866.9	921.1	951.9	1,000.4
Asset Management	468.5	486.8	521.7	539.9	596.0	626.1

Less client assets managed on behalf of other segments	(86.0)	(91.6)	(99.2)	(105.7)	(107.6)	(120.0)

Credit Suisse Group	1,257.6	1,314.5	1,402.0	1,463.6	1,509.9	1,580.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Date: July 20, 2006
/s/ Charles Naylor
*Print the name and title under the signature of the signing officer.		Head of Corporate Communications